�           !"#"$%&'()*++*,-./0'1'(2345678.$8(9:;:< =>?@A>BCDBEFCBGH?EDI>JKLDMKENOPQRSTUVQOWRQXVYZYQOU[V\PQRSS]\ÛZU_WZYQRWRVOUZYZ̀ZaURQOVaT̀ _̀TOYWRQXVYZYUQTObcdef"gh')Nh80/i/j'kh'(%jl81'hl'j8%'%'8./.m8jm/1'./.hl'3/jh/.m!$0'jenopqrstuvpwxpyz{|{}"8%'g~€€‚ƒ„…) -./0'1'(†0i"8%'g~jil'%') ‡l'-./0'1'(#l8('208.:;5ˆf/.i0$k/.mhl'-./0'1'("g(hl‰%'(/i8Š%./&$j‹Œ$/h94g%†'.j8h/g.208.n8.khl'#‰!‹#208.2'(/gkg~('h$(.) Ž(g%) 57$09:;: ‡g) 5'i'%&'(:;:‘808.i'g~$.80gh'kj'i$(/h/'j$.k'(jil'%'fjn~(g%†('1/g$j('h$(.) <’+;;’;;;20$j)‡l'8%g$.h&9“l/ilhl'&0gi”jil'%'fjnl8j&''./.i('8j'kj/.i'hl'k8h'g~hl'08jh('h$(.f/~8.9/.i('8j'l8j&''.8††0/'k~g(n) "/03'jj)"$%&'(g~•–ƒ—˜‚…‚–•/jj$'k™80gh'k$.k'(jil'%'fjnk$(/.m†'(/gkfj''3!ešeˆ›n) "/0‹Œ$80j)‘808.i'$.k'(jil'%'fjn.gh9'h/jj$'k™80gh'k8h'.kg~†'(/gk) <’+;;’;;;"8%'g~ig.h8ih) #8(8lœggklg$j'’'†$h94g%†8.9#'i('h8(9‡'0'†lg.'.$%&'(g~ig.h8ih) 565š<::šš;

�� �� ��� �� �� �� � ��� �� �  �!" �#"   � �  � � $  �% �$  �� �& �' � � � �  � � �"� � " �� � � � � �"   �  �  � (  � � �  � �"�" �%$�  � � �  � � �  � � � �  ��"� � � � � ��  " � � � �"�  �� �  � � �  � � ��" �   � � �"  � � " �� � �� � �"� �   � �"� �"�  ��" �$  �$ �)��*+,*-.,/./.**01 2�3435�678978�:;7<=�>?<@A8BC�DE<F�GE�HIB@;J�HCJCHKC9F